Exhibit 99.3

Management’s discussion and analysis of financial condition and results of operations

Key performance indicators

Revenues

Revenue Composition and Sources of Revenue Growth.    In the first six months of 2012, we generated total revenues of RMB2.0 billion (US$314 million).

We generate our revenues primarily from the hotel reservation, air-ticketing businesses, packaged tour and corporate travel. The table below sets forth the revenues from our principal lines of business for the periods indicated, both in absolute amounts and as percentages of our total revenues.

(in thousands, except percentages)	As of and for the year ended December 31,							As of and for the six months ended June 30,
	2009		2010		2011			2011		2012
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

Revenues:
Hotel reservation	940,682	44	1,278,044	42	1,486,899	236,244	40	676,848	40	777,155	122,329	39
Air ticketing	868,379	41	1,206,921	39	1,437,118	228,335	39	673,814	40	764,731	120,373	38
Packaged-tour(1)	175,867	8	380,307	12	534,640	84,946	14	233,117	14	300,156	47,247	15
Corporate travel	83,137	4	129,658	4	161,610	25,677	4	71,006	4	88,150	13,875	4
Others	54,497	3	71,783	3	106,037	16,848	3	45,710	2	64,358	10,130	4
Total revenues(2)	2,122,562	100	3,066,713	100	3,726,304	592,050	100	1,700,495	100	1,994,550	313,954	100
Less: Business tax and related surcharges	(134,555)	(6)	(185,480)	(6)	(228,219)	(36,260)	(6)	(102,944)	(6)	(110,117)	(17,333)	(6)
Net revenues	1,988,007	94	2,881,233	94	3,498,085	555,790	94	1,597,551	94	1,884,433	296,621	94

(1)	Certain of our packaged-tour revenues were recorded on a gross basis. See “—Key performance indicators—Revenues—Packaged-tour.”

(2)	Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the presentation of 2011 financial information.

As we generally do not take ownership of the products and services being sold, but instead act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we have generated a portion of our revenues from fees charged to these entities.

Hotel Reservation.    Revenues from our hotel reservation business have been our primary source of revenues since our inception. Revenues from our hotel reservation business have increased from RMB677 million in the first six months of 2011 to RMB777 million (US$122 million) in the first six months of 2012, representing 40% and 39% of our total revenues in the respective periods.

We generate our hotel reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Air-Ticketing.    Revenues from our air-ticketing business have increased from RMB674 million in the first six months of 2011 to RMB765 million (US$120 million) in the first six months of 2012, representing 40% and 38% of our total revenues in the respective periods.

We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued.

Packaged-tour.    Revenues from our packaged-tour business have increased from RMB233 million in the first six months of 2011 to RMB300 million (US$47 million) in the first six months of 2012, representing 14% and 15% of our total revenues in the respective periods. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Corporate Travel.    Corporate travel revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. Revenues from our corporate travel services have increased from RMB71 million in the first six months of 2011 to RMB88 million (US$14 million) in the first six months of 2012, representing 4% and 4% of our total revenues in the respective periods. Commissions from air-ticketing services rendered are recognized after air tickets are issued. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other Products and Services.    Our other products and services primarily consist of Internet-related advertising services, the sale of PMS and related maintenance service. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Software Hotel Information. The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in various cities in China.

Cost of revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation, credit card charges and telecommunication expenses accounted for 60%, 19% and 9% of our cost of revenues in the first six months of 2012, as compared to 58%, 20% and 9% of our cost of revenues in the corresponding period in 2011, respectively.

Cost of revenues accounted for 22% and 25% of our net revenues in the first six months of 2011 and 2012, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in the first six months of 2012 was largely due to the increase in the number of our customer service personnel and the increases in the average payroll, benefit and share-based compensation.

Operating expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In the first six months of 2011 and 2012, we recorded RMB158 million and RMB209 million (US$33 million) of share-based compensation expense, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses accounted for 17% and 21% of our net revenues in the first six months of 2011 and 2012, respectively. The product development expenses as a percentage of net revenues in the first six months of 2012 increased compared to that in the same period in 2011 primarily due to the increases in the number of product development personnel and the average payroll and share-based compensation expenses. In the first six months of 2012, we increased expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services as well as in new markets.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses accounted for 17% and 21% of our net revenues in the first six months of 2011 and 2012, respectively. The increase of sales and market expenses as a percentage of net revenues in the first six months of 2012 was primarily due to the increases in advertising expenses, marketing and promotion expenses and the increase of salary, benefit and share-based compensation expenses of our sales and marketing personnel as a result of our recently launched intensified marketing campaigns in response to competitive pressure as well as our efforts to expand in the leisure travel market.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 11% and 14% of our net revenues in the first six months of 2011 and 2012, respectively. The increase of general and administrative expenses as a percentage of net revenues in the first six months of 2012 was primarily due to the increases in general and administrative personnel compensation expenses, and the incremental turnover tax due to the new value-added tax reform.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues:

(in thousands, except share, per share and per ADS data)	For the year ended December 31,							For the six months ended June 30,
	2009		2010		2011			2011		2012
	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%

Consolidated Statement of Operation Data
Net revenues:	1,988,007	100	2,881,233	100	3,498,085	555,790	100	1,597,551	100	1,884,433	296,621	100
Cost of revenues	(450,603)	(23)	(625,261)	(22)	(805,130)	(127,923)	(23)	(354,471)	(22)	(467,126)	(73,528)	(25)
Gross profit	1,537,404	77	2,255,972	78	2,692,955	427,867	77	1,243,080	78	1,417,307	223,093	75

Operating expenses
Product development(1)	(308,452)	(16)	(453,853)	(16)	(601,485)	(95,566)	(17)	(267,110)	(17)	(404,560)	(63,680)	(22)
Sales and marketing(1)	(345,289)	(17)	(453,293)	(16)	(624,600)	(99,239)	(18)	(266,086)	(17)	(400,641)	(63,064)	(21)
General and administrative(1)	(196,297)	(10)	(294,701)	(10)	(400,876)	(63,693)	(12)	(178,764)	(11)	(267,501)	(42,106)	(14)
Total operating expenses:	(850,038)	(43)	(1,201,847)	(42)	(1,626,961)	(258,498)	(47)	(711,960)	(45)	(1,072,702)	(168,850)	(57)
Income from operations	687,366	35	1,054,125	37	1,065,994	169,369	30	531,120	33	344,605	54,243	18
Net interest income and other income	78,194	4	136,712	4	223,627	35,531	6	72,504	5	143,443	22,579	8
Income before income tax expense equity in income of affiliates and noncontrolling interest	765,560	39	1,190,837	41	1,289,621	204,900	37	603,624	38	488,048	76,822	26
Income tax expense	(131,658)	(7)	(205,017)	(7)	(262,186)	(41,657)	(8)	(110,803)	(7)	(181,355)	(28,546)	(10)
Equity in income of affiliates	32,869	2	66,172	2	57,525	9,140	2	9,478	1	25,286	3,980	1
Net income	666,771	34	1,051,992	37	1,084,960	172,383	31	502,299	31	331,979	52,256	17
Less: Net loss / (income) attributable to noncontrolling interests	(7,797)	—	(3,922)	—	(8,545)	(1,358)	—	(3,688)	—	(3,942)	(621)	—
Net income attributable to Ctrip’s shareholders	658,974	33	1,048,070	36	1,076,415	171,025	31	498,611	31	328,037	51,635	17

Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	658,974		1,048,070		1,076,415	171,025		498,611		328,037	51,635
Earnings per ordinary share(3), basic	19.62		29.62		29.92	4.75		13.88		9.19	1.45
Earnings per ordinary share(3), diluted	18.69		27.89		28.30	4.50		13.09		8.84	1.39
Earnings per ADS, basic	4.90		7.40		7.48	1.19		3.47		2.30	0.36
Earnings per ADS, diluted	4.67		6.97		7.08	1.12		3.27		2.21	0.35
Cash dividends per ordinary share paid(4)	—		—		—	—		—		—	—

(1)	Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the year ended December 31,							For the six months ended June 30,
	2009		2010		2011			2011		2012
(in thousands)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(2)%

Product development	33,863	2	64,254	2	98,955	15,722	3	44,080	3	63,031	9,921	3
Sales and marketing	18,864	1	33,203	1	48,191	7,657	1	22,161	1	27,484	4,326	1
General and administrative	77,802	4	145,104	5	195,645	31,085	6	91,327	6	118,977	18,728	6

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.3530 to US$1.00 as of June 29, 2012, and a rate of RMB6.2939 to US$1.00 as of December 31, 2011. See “Exchange Rate Information.”

(3)	Each ADS represents 0.25 of an ordinary share.

(4)	On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. The above U.S. dollar amounts were translated using the then prevailing exchange rate. We did not distribute any dividends to our shareholders in 2009, 2010, 2011 or the first six months in 2012.

Results of operations for the six months ended June 30, 2011 and 2012

Revenues.    Total revenues were RMB2.0 billion (US$314 million) in the six months ended June 30, 2012, an increase of 17% over RMB1.7 billion in the same period in 2011. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in the six-month ended June 30, 2012.

•

Hotel Reservation.    Revenues from our hotel reservation business increased by 15% to RMB777 million (US$122 million) in the six months ended June 30, 2012 from RMB677 million in the same period in 2011, primarily driven by an increase of approximately 20% in hotel room nights sold and partially offset by approximately 5% decrease in blended commission per room night. Decrease in blended commission per room night is primarily due to higher penetration into lower star hotels in second- or third-tier cities as well as the promotional activities we launched for selected hotels mainly in the forms of coupons and groupbuys.

•

Air-Ticketing.    Revenues from our air-ticketing business increased by 13% to RMB765 million (US$120 million) in the six months ended June 30, 2012 from RMB674 million in the same period in 2011, primarily due to strong growth in air tickets sales volume as we continued to significantly expand our air ticketing capabilities, which was partially offset by a slight decrease in commission per ticket. The total number of air tickets sold in the six-months ended June 30, 2012 increased by 16% from the same period in 2011.

•

Packaged-tour.    Packaged-tour revenues increased by 29% to RMB300 million (US$47 million) in the six months ended June 30, 2012 from RMB233 million in the same period in 2011, primarily due to the continued growth of our packaged-tour business product and service offerings.

•

Corporate Travel.    Corporate travel revenues increased by 24% to RMB88 million (US$14 million) in the six months ended June 30, 2012 from RMB71 million in the same period in 2011, primarily due to the increased business travel demand from our corporate clients.

•

Other businesses.    Revenues from other businesses increased by 41% to RMB64 million (US$10 million) in the six months ended June 30, 2012 from RMB46 million in the same period in 2011, primarily due to the increased revenues from advertising services.

Business tax and related surcharges.    Our business tax and related surcharges increased by 7% to RMB110 million (US$17 million) in the six months ended June 30, 2012 from RMB103 million in the same period in 2011 as a result of the increases in revenues in all of our business lines.

Cost of Revenues.    Cost of revenues in the six months ended June 30, 2012 increased by 32% to RMB467 million (US$74 million) from RMB354 million in the same period in 2011. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Our customer service personnel increased to approximately 9,500 in the six months ended June 30, 2012 from approximately 8,500 in the same period in 2011 and their average payroll, benefits and share-based compensation also increased in the first six months of 2012.

Operating Expenses.    Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

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Product Development.    Product development expenses increased by 51% to RMB405 million (US$64 million) in the six months ended June 30, 2012 from RMB267 million in the same period in 2011, primarily due to an increase in the number of product development personnel to approximately 4,300 employees in the six months ended June 30, 2012 from approximately 3,300 employees in the same period in 2011 as we expanded our air ticketing and packaged-tour businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel. In the first six months of 2012, we increased expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services as well as in new markets.

•

Sales and Marketing.    Sales and marketing expenses increased by 51% to RMB401 million (US$63 million) in the six months ended June 30, 2012 from RMB266 million in the same period in 2011, primarily attributable to the increase in advertising expenses, marketing and promotion expenses and the increase of salary, benefit and share-based compensation expenses of our sales and marketing personnel as a result of our recently launched intensified marketing campaigns in response to competitive pressure as well as our efforts to expand in the leisure travel market.

•

General and Administrative.    General and administrative expenses increased by 50% to RMB268 million (US$42 million) in the six months ended June 30, 2012 from RMB179 million in the same period in 2011, primarily due to the increase in general and administrative personnel compensation expenses, share-based compensation charges and the incremental turnover tax due to the new value-added tax reform.

Equity in income of affiliates.    Equity in income of affiliates recorded a gain of RMB25 million (US$4 million) in the six months ended June 30, 2012 compared with RMB9 million gain in the same period in 2011 primarily due to a gain on changes in interest in Home Inns as a result of its issuance of ordinary shares to acquire a business, partially offset by the proportional equity pick-up of the results of operations of Home Inns, which suffered a loss in the first quarter of 2012.

Interest Income.    Interest income increased by 85% to RMB78 million (US$12 million) in the six months ended June 30, 2012 from RMB42 million in the same period in 2011 due to increased cash generated from operations in 2011.

Other Income.    Other income increased by 116% to RMB66 million (US$10 million) in the six months ended June 30, 2012 from RMB30 million in the same period in 2011, primarily due to higher investment income and subsidy income.

Income Tax Expense.    Income tax expense was RMB181 million (US$29 million) in the six months ended June 30, 2012, an increase of 64% over RMB111 million in the same period in 2011, primarily due to the provision of 5% PRC withholding tax RMB95 million (US$15 million) related to the dividends that our PRC subsidiaries will pay to our Hong Kong subsidiary to fund our recently announced share repurchase program. Apart from this one-off event, our effective income tax rate in the six months ended June 30, 2012 was 18%, consistent with that in the same period in 2011.

Liquidity and capital resources

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, and June 30, 2012:

	For the year ended December 31,				As of June 30,
	2009	2010	2011		2012
(in thousands)	RMB	RMB	RMB	US$	RMB	US$

Consolidated Balance Sheet Data
Cash and cash equivalents	1,434,618	2,153,935	3,503,428	556,639	2,850,208	448, 640
Restricted cash	113,150	224,179	211,636	33,626	800,412	125,990
Short-term investments	180,184	1,178,278	1,288,472	204,718	1,630,600	256,666
Accounts receivable, net	420,579	621,549	789,036	125,365	1,045,489	164,566
Other current assets	157,764	392,967	605,970	96,279	717,820	112,989
Non-current assets	1,850,465	3,545,296	3,362,893	534,309	3,428,776	539,710
Total assets	4,156,760	8,116,204	9,761,435	1,550,936	10,473,305	1,648,561
Short-term borrowings	—	—	—	—	381,110	59,989
Other current liabilities	1,158,542	1,880,898	2,568,060	408,024	3,124,225	491,771
Other non-current liabilities	11,510	45,383	48,309	7,675	53,560	8,431
Total Ctrip’s shareholders’ equity	2,925,048	6,103,693	7,042,295	1,118,908	6,848,406	1,077,980
Noncontrolling interests	61,660	86,230	102,771	16,329	66,004	10,390
Total shareholder’s equity	2,986,708	6,189,923	7,145,066	1,135,237	6,914,410	1,088,370

As of June 30, 2012, our primary source of liquidity was RMB5.3 billion (US$831 million) of cash and cash equivalents, restricted cash and short-term investment. Of the restricted cash, RMB500 million was cash that we placed with a PRC bank as guarantee deposits for a loan facility We entered into similar arrangement with another bank in July. As of the date of this offering memorandum, we drew down US$72.75 million and RMB490 million under these two facilities, which were mainly used to finance repurchase of our ADSs. For details of our short-term borrowings as of the date of this offering memorandum, see Note 9—Short-Term Borrowings and Note 10—Subsequent Event in our unaudited condensed consolidated financial statements starting from page F-1 of this offering memorandum. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,				For the six months ended June 30,
	2009	2010	2011		2011	2012
(in thousands)	RMB	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by operating activities	1,027,588	1,550,218	1,851,315	294,144	707,791	652,350	102,684
Net cash (used in)/ provided by investing activities	(762,367)	(2,440,400)	(339,947)	(54,012)	466,795	(444,945)	(70,037)
Net cash (used in)/provided by financing activities	96,858	1,625,348	(114,749)	(18,232)	14,338	(868,645)	(136,730)
Effect of foreign exchange rate changes on cash and cash equivalents	2,712	(15,849)	(47,126)	(7,487)	(10,640)	8,020	1,262
Net increase (decrease) in cash and cash equivalents	364,791	719,317	1,349,493	214,413	1,178,284	(653,220)	(102,821)
Cash and cash equivalents at beginning of period	1,069,827	1,434,618	2,153,935	342,226	2,153,935	3,503,428	551,461
Cash and cash equivalents at end of the period	1,434,618	2,153,935	3,503,428	556,639	3,332,219	2,850,208	448,640

Operating activities

Net cash provided by operating activities amounted to RMB652 million (US$103 million) in the first six months of 2012, which was primarily attributable to (i) our net income of RMB332 million (US$52 million) in the first six months of 2012; (ii) an add-back of RMB233 million (US$37 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB251 million (US$40 million), primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB79 million (US$12 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services; (v) an increase in deferred income tax provision of RMB89 million (US$14 million) primarily due to the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries will pay to our Hong Kong subsidiary to fund our recently announced share repurchase program. These increases were partially offset by (i) an increase in accounts receivable of RMB254 million (US$40 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the air tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for air-ticket booking as well; (ii) an decrease in taxes payable of RMB92 million (US$15 million) primarily due to the payment for income tax of year 2011.

Investing activities

Net cash used in investing activities amounted to RMB445 million (US$70 million) in the first six months of 2012, which was primarily attributable to purchase of property, equipment and software, and increase in short-term investment of bank deposit with original maturity of more than three months.

Financing activities

Net cash used by financing activities amounted to RMB869 million (US$137 million) in the first six months of 2012, which was primarily attributable to repurchase of our ADSs and increase in restricted cash as collateral of bank loans.

Capital expenditures

As of June 30, 2012, our primary capital commitment was RMB449 million (US$71 million) in connection with capital expenditures of property, equipment and software.

The following sets forth our contractual obligations as of June 30, 2012:

	Payments due by period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	107,592	53,226	47,169	7,197	—
Purchase obligations	486,249	436,196	41,830	8,223	—

Operating lease obligations for the years 2012, 2013, 2014, 2015 and 2016 are RMB37.1 million, RMB22.4 million, RMB12.7 million, RMB6.8 million and RMB1.4 million, respectively. Rental expenses amounted to approximately RMB26 million, RMB46 million and RMB66 million (US$11 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of June 30, 2012, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.